

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2020

Gary Teplis
President, Chief Executive Officer and Director
Altitude Acquisition Corp.
400 Perimeter Center Terrace Suite 151
Atlanta, Georgia 30346

> **Re: Altitude Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 8, 2020**
> **File No. 333-249071**

Dear Mr. Teplis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Our warrant agreement will designate the courts of the State of New York..., page 58

1. If the exclusive forum provision in the warrant agreement filed as Exhibit 4.4 does not apply to actions arising under the Exchange Act, please ensure that the provision states this clearly. In that regard, we note your disclosure that the provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, this is not stated in the form of warrant agreement.

Description of Securities
Exclusive forum for certain lawsuits, page 133

2.   You disclose here and on page 62 that "unless [you] consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against [you] or any of [your] directors, officers, other employees or agents." However, the exclusive forum provision in Section 12.1 of your form of amended and restated certificate of incorporation filed as Exhibit 3.2 indicates that the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware shall have concurrent jurisdiction for any action arising under the Securities Act. In addition, you disclose that one of the exceptions to the selection of the Court of Chancery in the State of Delaware as the exclusive forum for certain claims includes claims "for which the Court of Chancery does not have subject matter jurisdiction, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction." However, such disclosure does not appear to be consistent with your exclusive forum provision in your form of amended and restated certificate of incorporation. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address these discrepancies.

You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jessica Chen, Esq.